UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): June 1, 2021 (May 30, 2021)

(Exact name of registrant as specified in its charter)

Delaware	001-39320	36-3161078
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

8750 West Bryn Mawr Avenue, Suite 1300, Chicago, Illinois	60631-3655
(Address of principal executive offices)	(ZIP Code)

Registrant’s telephone number, including area code: (708) 831-7483

N/A
(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class:	Trading Symbol	Name of each exchange on which registered:
Common stock, $0.01 par value	FMBI	The NASDAQ Stock Market

Depositary shares, each representing a 1/40th interest in a share of 7.000% Fixed Rate Non-Cumulative Perpetual Preferred Stock, Series A	FMBIP	The NASDAQ Stock Market

Depositary shares, each representing a 1/40th interest in a share of 7.000% Fixed Rate Non-Cumulative Perpetual Preferred Stock, Series C	FMBIO	The NASDAQ Stock Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b–2 of the Securities Exchange Act of 1934 (§ 240.12b–2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01          Other Events.

On June 1, 2021, First Midwest Bancorp, Inc. (“First Midwest”) and Old National Bancorp (“Old National”) issued a joint press release announcing the execution of an Agreement and Plan of Merger, dated as of May 30, 2021, by and between First Midwest and Old National pursuant to which, upon the terms and subject to the conditions set forth therein, First Midwest and Old National will merge, with Old National continuing as the surviving entity.  A copy of the press release is attached as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated herein by reference.

In addition, First Midwest and Old National provided supplemental information regarding the proposed transaction in connection with presentations to analysts and investors. A copy of the investor presentation is attached as Exhibit 99.2 to this Current Report on Form 8-K and is incorporated herein by reference.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description
99.1	Joint Press Release of First Midwest Bancorp, Inc. and Old National Bancorp, dated June 1, 2021.

99.2	Investor Presentation of First Midwest Bancorp, Inc. and Old National Bancorp, dated June 1, 2021.

101	Cover Page Interactive Data – the cover page XBRL tags are embedded within the Inline XBRL document.

104	Cover Page Interactive Data File (the cover page XBRL tags are embedded in the Inline XBRL document).

Forward-Looking Statements

This Current Report on Form 8-K and the exhibits filed herewith include “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, with respect to First Midwest’s and Old National’s beliefs, goals, intentions, and expectations regarding the proposed transaction, revenues, earnings, loan production, asset quality, and capital levels, among other matters; our estimates of future costs and benefits of the actions we may take; our assessments of probable losses on loans; our assessments of interest rate and other market risks; our ability to achieve our financial and other strategic goals; the expected timing of completion of the proposed transaction; the expected cost savings, synergies and other anticipated benefits from the proposed transaction; and other statements that are not historical facts.

Forward-looking statements are typically identified by such words as “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project,” “should,” “will,” and other similar words and expressions, and are subject to numerous assumptions, risks, and uncertainties, which change over time. These forward-looking statements include, without limitation, those relating to the terms, timing and closing of the proposed transaction.

Additionally, forward-looking statements speak only as of the date they are made; First Midwest and Old National do not assume any duty, and do not undertake, to update such forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events, or otherwise. Furthermore, because forward-looking statements are subject to assumptions and uncertainties, actual results or future events could differ, possibly materially, from those indicated in such forward-looking statements as a result of a variety of factors, many of which are beyond the control of First Midwest and Old National. Such statements are based upon the current beliefs and expectations of the management of First Midwest and Old National and are subject to significant risks and uncertainties outside of the control of the parties. Caution should be exercised against placing undue reliance on forward-looking statements. The factors that could cause actual results to differ materially include the following: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the definitive merger agreement between First Midwest and Old National; the outcome of any legal proceedings that may be instituted against First Midwest or Old National; the possibility that the proposed transaction will not close when expected or at all because required regulatory, shareholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all, or are obtained subject to conditions that are not anticipated (and the risk that required regulatory approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction); the ability of First Midwest and Old National to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction; the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of the common stock of either or both parties to the proposed transaction; the possibility that the anticipated benefits of the proposed transaction will not be realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where First Midwest and Old National do business; certain restrictions during the pendency of the proposed transaction that may impact the parties’ ability to pursue certain business opportunities or strategic transactions; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; the possibility that the parties may be unable to achieve expected synergies and operating efficiencies in the merger within the expected timeframes or at all and to successfully integrate First Midwest’s operations and those of Old National; such integration may be more difficult, time consuming or costly than expected; revenues following the proposed transaction may be lower than expected; First Midwest’s and Old National’s success in executing their respective business plans and strategies and managing the risks involved in the foregoing; the dilution caused by Old National’s issuance of additional shares of its capital stock in connection with the proposed transaction; effects of the announcement, pendency or completion of the proposed transaction on the ability of First Midwest and Old National to retain customers and retain and hire key personnel and maintain relationships with their suppliers, and on their operating results and businesses generally; risks related to the potential impact of general economic, political and market factors on the companies or the proposed transaction and other factors that may affect future results of First Midwest and Old National; uncertainty as to the extent of the duration, scope, and impacts of the COVID-19 pandemic on First Midwest, Old National and the proposed transaction; and the other factors discussed in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of each of First Midwest’s and Old National’s Annual Report on Form 10-K for the year ended December 31, 2020, in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of each of First Midwest’s and Old National’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2021, and in other reports First Midwest and Old National file with the U.S. Securities and Exchange Commission (the “SEC”).

Additional Information and Where to Find It

In connection with the proposed transaction, Old National will file a registration statement on Form S-4 with the SEC. The registration statement will include a joint proxy statement of First Midwest and Old National, which also constitutes a prospectus of Old National, that will be sent to First Midwest’s and Old National’s shareholders seeking certain approvals related to the proposed transaction.

The information contained herein does not constitute an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Investors and security holders of first midwest and old national and their respective affiliates are urged to read, when available, the registration statement on form S-4, the joint proxy statement/prospectus to be included within the registration statement on Form s-4 and any other relevant documents filed or to be filed with the sec in connection with the proposed transaction, as well as any amendments or supplements to those documents, because they will contain important information about First Midwest, Old National and the proposed transaction. Investors and security holders will be able to obtain a free copy of the registration statement, including the joint proxy statement/prospectus, as well as other relevant documents filed with the SEC containing information about First Midwest and Old National, without charge, at the SEC’s website (http://www.sec.gov). Copies of documents filed with the SEC by First Midwest will be made available free of charge in the “Investor Relations” section of First Midwest’s website, https://firstmidwest.com/, under the heading “SEC Filings.” Copies of documents filed with the SEC by Old National will be made available free of charge in the “Investor Relations” section of Old National’s website, https://www.oldnational.com/, under the heading “Financial Information.”

Participants in Solicitation

First Midwest, Old National, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction under the rules of the SEC. Information regarding First Midwest’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on April 13, 2021, and certain other documents filed by First Midwest with the SEC. Information regarding Old National’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on March 8, 2021, and certain other documents filed by Old National with the SEC. Other information regarding the participants in the solicitation of proxies in respect of the proposed transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC. Free copies of these documents, when available, may be obtained as described in the preceding paragraph.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

First Midwest Bancorp, Inc.

Date: June 1, 2021	By:	/s/ Nicholas J. Chulos
Nicholas J. Chulos
Executive Vice President, General Counsel and Corporate Secretary

Exhibit 99.1

June 1, 2021	Old National Contacts: Media: Kathy Schoettlin (812) 465-7269 Investors: Lynell Walton (812) 464-1366

First Midwest Contacts:

Media: Maurissa Kanter (708) 831-7345

Investors: Patrick Barrett (708) 831-7231

Old National and First Midwest Announce Merger to Create
a Premier Midwestern Bank

•	$45 billion in total assets and $34 billion in total deposits
•	Unlocks immediate scale and positions for continued in-market growth
•	Accelerates opportunities to strengthen communities and drive positive change
•	Transaction expected to close in late 2021 or early 2022

EVANSVILLE, Ind. and CHICAGO, Ill. June 1, 2021 –Old National Bancorp (“Old National”) (NASDAQ: ONB) and First Midwest Bancorp, Inc. (“First Midwest”) (NASDAQ: FMBI), jointly announced today they have entered into a definitive merger agreement to combine in an all-stock merger of equals transaction with a total market value of $6.5 billion to create a premier Midwestern bank with $45 billion in combined assets.

With nearly 270 combined years of service and a shared commitment to Midwestern values, Old National and First Midwest are two organizations driven by a customer-centric approach to banking, an unwavering commitment to community and a strong focus on corporate social responsibility, making the combined entity the premier choice for employees, clients and shareholders.

Under the terms of the merger agreement, which has been unanimously approved by the Boards of Directors of both companies, First Midwest stockholders will receive 1.1336 shares of Old National common stock for each share of First Midwest common stock they own. Following completion of the transaction, former First Midwest stockholders are expected to collectively represent approximately 44% of the combined company. The new organization will operate under the Old National Bancorp and Old National Bank names, with dual headquarters in Evansville, Indiana and Chicago, Illinois. Michael Scudder, Chairman and CEO of First Midwest Bancorp, will serve as the Executive Chairman and Jim Ryan, Chairman and CEO of Old National Bancorp, will maintain his role as CEO.

Additional leadership positions for the combined entity include:

•	Mark Sander, President and Chief Operating Officer (First Midwest)
•	Jim Sandgren, CEO of Commercial Banking (Old National)
•	Brendon Falconer, Chief Financial Officer (Old National)
•	Kendra Vanzo, Chief Administrative Officer (Old National)
•	Kevin Geoghegan, Chief Credit Officer (First Midwest)
•	Thomas Prame, CEO of Community Banking (First Midwest)
•	Chady AlAhmar, CEO of Wealth Management (Old National)

The complete executive leadership team is expected to be announced prior to close.

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The Board of Directors of the combined company will have 16 directors, consisting of 8 directors from Old National and 8 directors from First Midwest. Becky Skillman, lead independent director for Old National, will retain this position in the combined company.

“First Midwest and Old National are two relationship-focused financial institutions that have rich histories, extremely compatible cultures and a shared commitment to helping our clients achieve financial success,” said Michael Scudder, Chairman and CEO of First Midwest. “As a combined organization, we will be in an even stronger position to invest, grow and innovate in talent, capabilities and services that will enhance an already superior client experience and further set us apart as a market leader not only in Chicago but across the Midwest.”

“First Midwest’s leadership team and colleagues not only mirror the Old National mission, values and culture, they also offer exceptional consumer and commercial banking services,” said Old National Chairman and CEO Jim Ryan. “We are confident that the powerful synergies, additional market coverage and financial strength this partnership creates will drive long-term shareholder value, and we are excited about combining the outstanding legacies of two strong, client- and community-focused organizations.”

Delivering Exceptional Value to Clients, Employees and Communities

Strategic benefits of the merger include:

•	Strengthened market position: The combined organization will create the sixth largest bank headquartered in the Midwest, with a presence in six of the largest Midwestern MSAs, strong commercial banking capabilities, a robust retail footprint and a significant wealth platform. The two banks have virtually no service area overlap, limiting disruption.

•	Top-tier commercial and community bank: With a larger balance sheet, more diverse geographic footprint and deeper product suite, the combined company will have increased capability to serve both existing and new clients and compete with the largest banks in the region.

•	Digital and technology capabilities: The combined organization creates the scale and profitability to accelerate digital and technology capabilities to drive future investments in consumer, wealth management and commercial banking services.

•	Culture and employee focus: From First Midwest’s multiple recognitions as a Best Place to Work to Old National’s 10-year run as one of the World’s Most Ethical companies, the combined institution will remain committed to fostering a strong culture of collaboration and trust, empowering its employees to flourish.

•	Community engagement: The merger enables the combined entity to build on both organizations’ longstanding history of service, enhance its ability to champion community initiatives and drive positive change throughout its footprint.

Delivering Financially Compelling Benefits to Shareholders

•	Significant earnings per share accretion to both companies in 2022: ~22% GAAP EPS accretion to Old National and ~35% GAAP EPS accretion to First Midwest, assuming fully phased in cost savings and excluding merger charges.

•	Top quartile pro forma profitability: The combined company is expected to generate an ROATCE of ~15% in 2022, assuming fully phased in cost savings.

•	Modest tangible book value per share earnback: ~3.2 years under the crossover method.

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Timing

The transaction is expected to close in late 2021 or early 2022 subject to customary closing conditions, including regulatory and shareholder approvals.

Transaction Advisors

Keefe, Bruyette & Woods, A Stifel Company, served as exclusive financial advisor and Squire Patton Boggs (US) LLP acted as legal advisor to Old National.

J.P. Morgan Securities LLC served as exclusive financial advisor and Sullivan & Cromwell LLP acted as legal advisor to First Midwest.

Joint Investor Call

Management of both Old National and First Midwest will hold a conference call at 10:00 A.M. (CT) on Tuesday, June 1, 2021, to discuss their partnership. The live audio web cast of the call, along with the corresponding presentation slides, will be available on Old National’s and First Midwest’s Investor Relations web pages at oldnational.com and firstmidwest.com, respectively, as well as the following url: https://services.choruscall.com/links/onb210601.html. The webcast will be archived there for 12 months. To listen to the live conference call, dial (888)-237-0379 (U.S. Domestic) or (929)-517-9523 (International), conference I.D. 1721307. A replay of the call will also be available from 7:00 A.M. (CT) on June 2 through June 15. To access the replay, dial 855-859-2056, conference I.D. 1721307.

About Old National

Old National Bancorp (NASDAQ: ONB), the holding company of Old National Bank, is the largest bank holding company headquartered in Indiana. With $23.7 billion in assets, it ranks among the top 100 banking companies in the U.S. and has been recognized as a World’s Most Ethical Company by the Ethisphere Institute for 10 consecutive years. Since its founding in Evansville in 1834, Old National Bank has focused on community banking by building long- term, highly valued partnerships and keeping our clients at the center of all we do. This is an approach to business that we call The ONB Way. Today, Old National’s footprint includes Indiana, Illinois, Kentucky, Michigan, Minnesota and Wisconsin. In addition to providing extensive services in retail and commercial banking, Old National offers comprehensive wealth management, investment and capital market services. For more information and financial data, please visit Investor Relations at oldnational.com.

About First Midwest

First Midwest (NASDAQ: FMBI) is a relationship-focused financial institution and one of the largest independent publicly traded bank holding companies based on assets headquartered in Chicago and the Midwest, with approximately $21 billion of assets and an additional $14 billion of assets under management. First Midwest Bank and First Midwest's other affiliates provide a full range of commercial, treasury management, equipment leasing, consumer, wealth management, trust and private banking products and services. The primary footprint of First Midwest's branch network and other locations is in metropolitan Chicago, southeast Wisconsin, northwest Indiana, central and western Illinois, and eastern Iowa. Visit First Midwest at firstmidwest.com.

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Cautionary Note Regarding Forward-Looking Statements

This release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, with respect to First Midwest’s and Old National’s beliefs, goals, intentions, and expectations regarding the proposed transaction, revenues, earnings, loan production, asset quality, and capital levels, among other matters; our estimates of future costs and benefits of the actions we may take; our assessments of probable losses on loans; our assessments of interest rate and other market risks; our ability to achieve our financial and other strategic goals; the expected timing of completion of the proposed transaction; the expected cost savings, synergies and other anticipated benefits from the proposed transaction; and other statements that are not historical facts.

Forward-looking statements are typically identified by such words as “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project,” “should,” “will” and other similar words and expressions, and are subject to numerous assumptions, risks, and uncertainties, which change over time. These forward-looking statements include, without limitation, those relating to the terms, timing and closing of the proposed transaction.

Additionally, forward-looking statements speak only as of the date they are made; First Midwest and Old National do not assume any duty, and do not undertake, to update such forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events, or otherwise.

Furthermore, because forward-looking statements are subject to assumptions and uncertainties, actual results or future events could differ, possibly materially, from those indicated in such forward-looking statements as a result of a variety of factors, many of which are beyond the control of First Midwest and Old National. Such statements are based upon the current beliefs and expectations of the management of First Midwest and Old National and are subject to significant risks and uncertainties outside of the control of the parties. Caution should be exercised against placing undue reliance on forward-looking statements. The factors that could cause actual results to differ materially include the following: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the definitive merger agreement between First Midwest and Old National; the outcome of any legal proceedings that may be instituted against First Midwest or Old National; the possibility that the proposed transaction will not close when expected or at all because required regulatory, shareholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all, or are obtained subject to conditions that are not anticipated (and the risk that required regulatory approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction); the ability of First Midwest and Old National to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction; the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of the common stock of either or both parties to the proposed transaction; the possibility that the anticipated benefits of the proposed transaction will not be realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where First Midwest and Old National do business; certain restrictions during the pendency of the proposed transaction that may impact the parties’ ability to pursue certain business opportunities or strategic transactions; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; the possibility that the parties may be unable to achieve expected synergies and operating efficiencies in the merger within the expected time frames or at all and to successfully integrate First Midwest’s operations and those of Old National; such integration may be more difficult, time consuming or costly than expected; revenues following the proposed transaction may be lower than expected; First Midwest’s and Old National’s success in executing their respective business plans and strategies and managing the risks involved in the foregoing; the dilution caused by Old National’s issuance of additional shares of its capital stock in connection with the proposed transaction; effects of the announcement, pendency or completion of the proposed transaction on the ability of First Midwest and Old National to retain customers and retain and hire key personnel and maintain relationships with their suppliers, and on their operating results and businesses generally; risks related to the potential impact of general economic, political and market factors on the companies or the proposed transaction and other factors that may affect future results of First Midwest and Old National; uncertainty as to the extent of the duration, scope, and impacts of the COVID-19 pandemic on First Midwest, Old National and the proposed transaction; and the other factors discussed in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of each of First Midwest’s and Old National’s Annual Report on Form 10-K for the year ended December 31, 2020, in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of each of First Midwest’s and Old National’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2021, and in other reports First Midwest and Old National file with the U.S. Securities and Exchange Commission (the “SEC”).

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Additional Information and Where to Find It

In connection with the proposed transaction, Old National will file a registration statement on Form S-4 with the SEC. The registration statement will include a joint proxy statement of First Midwest and Old National, which also constitutes a prospectus of Old National, that will be sent to First Midwest’s and Old National’s shareholders seeking certain approvals related to the proposed transaction.

The information contained herein does not constitute an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Investors and security holders of First Midwest and Old National and their respective affiliates are urged to read, when available, the registration statement on form S-4, the joint proxy statement/prospectus to be included within the registration statement on Form S-4 and any other relevant documents filed or to be filed with the SEC in connection with the proposed transaction, as well as any amendments or supplements to those documents, because they will contain important information about First Midwest, Old National and the proposed transaction. Investors and security holders will be able to obtain a free copy of the registration statement, including the joint proxy statement/prospectus, as well as other relevant documents filed with the SEC containing information about First Midwest and Old National, without charge, at the SEC’s website (http://www.sec.gov). Copies of documents filed with the SEC by First Midwest will be made available free of charge in the “Investor Relations” section of First Midwest’s website, https://firstmidwest.com/, under the heading “SEC Filings.” Copies of documents filed with the SEC by Old National will be made available free of charge in the “Investor Relations” section of Old National’s website, https://www.oldnational.com/, under the heading “Financial Information.”

Participants in Solicitation

First Midwest, Old National, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction under the rules of the SEC. Information regarding First Midwest’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on April 13, 2021, and certain other documents filed by First Midwest with the SEC. Information regarding Old National’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on March 8, 2021, and certain other documents filed by Old National with the SEC. Other information regarding the participants in the solicitation of proxies in respect of the proposed transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC. Free copies of these documents, when available, may be obtained as described in the preceding paragraph.

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Exhibit 99.2

Merger of Equals vvCREATING THE PREMIER MIDWEST BANKING FRANCHISE JUNE 1, 2021

Disclaimer

Forward-Looking Statements

This communication includes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, with respect to First Midwest Bancorp, Inc.'s and Old National Bancorp's beliefs, goals, intentions, and expectations regarding the proposed transaction, revenues, earnings, loan production, asset quality, and capital levels, among other matters; our estimates of future costs and benefits of the actions we may take; our assessments of probable losses on loans; our assessments of interest rate and other market risks; our ability to achieve our financial and other strategic goals; the expected timing of completion of the proposed transaction; the expected cost savings, synergies and other anticipated benefits from the proposed transaction; and other statements that are not historical facts.

Forward-looking statements are typically identified by such words as "believe," "expect," "anticipate," "intend," "outlook," "estimate," "forecast," "project," "should," "will," and other similar words and expressions, and are subject to numerous assumptions, risks, and uncertainties, which change over time. These forward-looking statements include, without limitation, those relating to the terms, timing and closing of the proposed transaction.

Additionally, forward-looking statements speak only as of the date they are made; First Midwest and Old National do not assume any duty, and do not undertake, to update such forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events, or otherwise. Furthermore, because forward-looking statements are subject to assumptions and uncertainties, actual results or future events could differ, possibly materially, from those indicated in such forward-looking statements as a result of a variety of factors, many of which are beyond the control of First Midwest and Old National. Such statements are based upon the current beliefs and expectations of the management of First Midwest and Old National and are subject to significant risks and uncertainties outside of the control of the parties. Caution should be exercised against placing undue reliance on forward-looking statements. The factors that could cause actual results to differ materially include the following: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the definitive merger agreement between First Midwest and Old National; the outcome of any legal proceedings that may be instituted against First Midwest or Old National; the possibility that the proposed transaction will not close when expected or at all because required regulatory, shareholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all, or are obtained subject to conditions that are not anticipated (and the risk that required regulatory approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction); the ability of First Midwest and Old National to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction; the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of the common stock of either or both parties to the proposed transaction; the possibility that the anticipated benefits of the proposed transaction will not be realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where First Midwest and Old National do business; certain restrictions during the pendency of the proposed transaction that may impact the parties' ability to pursue certain business opportunities or strategic transactions; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management's attention from ongoing business operations and opportunities; the possibility that the parties may be unable to achieve expected synergies and operating efficiencies in the merger within the expected timeframes or at all and to successfully integrate First Midwest's operations and those of Old National; such integration may be more difficult, time consuming or costly than expected; revenues following the proposed transaction may be lower than expected; First Midwest's and Old National's success in executing their respective business plans and strategies and managing the risks involved in the foregoing; the dilution caused by Old National's issuance of additional shares of its capital stock in connection with the proposed transaction; effects of the announcement, pendency or completion of the proposed transaction on the ability of First Midwest and Old National to retain customers and retain and hire key personnel and maintain relationships with their suppliers, and on their operating results and businesses generally; risks related to the potential impact of general economic, political and market factors on the companies or the proposed transaction and other factors that may affect future results of First Midwest and Old National; uncertainty as to the extent of the duration, scope, and impacts of the COVID-19 pandemic on First Midwest, Old National and the proposed transaction; and the other factors discussed in the "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" sections of each of First Midwest's and Old National's Annual Report on Form 10-K for the year ended December 31, 2020, in the "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" sections of each of First Midwest's and Old National's Quarterly Report on Form 10-Q for the quarter ended March 31, 2021, and in other reports First Midwest and Old National file with the U.S. Securities and Exchange Commission (the "SEC").

Unaudited Prospective Financial Information

Old National and First Midwest do not, as a matter of course, publicly disclose forecasts or internal projections as to their future financial performance, revenues, earnings, financial condition or other results, given, among other reasons, the inherent uncertainty of the underlying assumptions and estimates, other than, from time to time, certain expected financial results and operational metrics for the current year and certain future years in their respective regular earnings press releases and other investor materials. However, Old National and First Midwest are including in this joint investor presentation certain unaudited prospective financial information that was made available in the course of their mutual due diligence and utilized, at their direction, in the fairness opinions rendered by their respective financial advisors. Neither Old National nor First Midwest endorses the prospective financial information as necessarily predictive of actual future results.

Additional Information and Where to Find It

In connection with the proposed transaction, Old National will file a registration statement on Form S-4 with the SEC. The registration statement will include a joint proxy statement of First Midwest and Old National, which also constitutes a prospectus of Old National, that will be sent to First Midwest's and Old National's shareholders seeking certain approvals related to the proposed transaction.

The information contained herein does not constitute an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. INVESTORS AND SECURITY HOLDERS OF FIRST MIDWEST AND OLD NATIONAL AND THEIR RESPECTIVE AFFILIATES ARE URGED TO READ, WHEN AVAILABLE, THE REGISTRATION STATEMENT ON FORM S-4, THE JOINT PROXY STATEMENT/PROSPECTUS TO BE INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT FIRST MIDWEST, OLD NATIONAL AND THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain a free copy of the registration statement, including the joint proxy statement/prospectus, as well as other relevant documents filed with the SEC containing information about First Midwest and Old National, without charge, at the SEC's website (http://www.sec.gov). Copies of documents filed with the SEC by First Midwest will be made available free of charge in the "Investor Relations" section of First Midwest's website, https://firstmidwest.com/, under the heading "SEC Filings." Copies of documents filed with the SEC by Old National will be made available free of charge in the "Investor Relations" section of Old National's website, https://www.oldnational.com/, under the heading "Financial Information."

Participants in Solicitation

First Midwest, Old National, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction under the rules of the SEC. Information regarding First Midwest's directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on April 13, 2021, and certain other documents filed by First Midwest with the SEC. Information regarding Old National's directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on March 8, 2021, and certain other documents filed by Old National with the SEC. Other information regarding the participants in the solicitation of proxies in respect of the proposed transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC. Free copies of these documents, when available, may be obtained as described in the preceding paragraph.

OLD NATIONAL BANCORP | First Midwest Bancorp, Inc.
2

Non-GAAP Financial Measures 3 Non-GAAP Financial Measures In addition to results presented in accordance with GAAP, this presentation contains certain non-GAAP financial measures. A reconciliation of tangible book value and other ratios is included on page 25. Old National and First Midwest believe that providing certain non-GAAP financial measures provides investors with information useful in understanding performance trends and financial position. Old National and First Midwest use these measures for internal planning and forecasting purposes. Old National, First Midwest, and their respective securities analysts, investors and other interested parties, also use these measures to review peer company operating performance. Old National and First Midwest believe that this presentation and discussion, together with the accompanying reconciliations, provides an understanding of factors and trends affecting Old Nat ional’s and First Midwest’s businesses and allows investor to view performance in a manner similar to management. These non-GAAP measures should not be considered a substitute for GAAP basis measures and results, and investors are strongly encourag ed to review the consolidated financial statements in their entirety and not to rely on any single financial measure. Because non-GAAP financial measures are not standardized, it may not be possible to compare these financial measures with other companies’ non-GAAP financial measures having the same or similar names.

Creating the Premier Midwest Banking Franchise


MN
WI
MI
IA
IL
IN
KY
Old National
First Midwest

$45B
Assets

$34B
Deposits

$33B
Wealth AUM

6th
Largest commercial bank headquartered in the Midwest by assets[2]

7th
Largest wealth management platform among banks <$100B in assets[3]

28th
Largest commercial bank in the country by assets[4]

SHARED CULTURE. Partners two highly compatible franchises with a shared **relationship banking focus, consistent business models, credit culture** and **commitment to community**

GROWTH. Powerful market share position throughout vibrant Midwest markets, with a liquid and well-capitalized balance sheet, positioning the combined Company for strong organic growth **and to be a future leading consolidator in the Midwest**

ENHANCED SCALE. 6th largest bank headquartered in the Midwest, with a significant wealth platform and the scale, resources and capabilities to improve customer experience by leveraging **best of breed banking strengths and technology**

TOP TIER PERFORMANCE. Delivering **~15%[1] 2022E ROATCE**, and significant 2022E EPS accretion, driven by **strong core deposit** funding and liquidity

DIVERSIFICATION. Complementary and adjacent geographies, with resulting company balancing exposure and market share across multiple key Midwestern markets

LOWER RISK. Limited disruption through virtually no service area overlap and well-regarded combined management team with **significant integration experience**

Source: S&P Global Market Intelligence and Company documents. Financial data as of 3/31/21.

1. Pro forma financial metrics at close assume consensus average estimates per FactSet for each company and other purchase accounting adjustments further outlined in the presentation. Assumes fully phased cost savings for illustrative purposes only.
2. Includes depositories headquartered in the Midwest. Excludes merger targets, mutuals and trust banks.
3. Ranked by gross revenue from fiduciary activities for the year ended 12/31/20. Includes U.S.-headquartered depositories with MRQ assets less than $100 billion. Excludes merger targets, MOE participants, trust companies and subsidiaries of foreign organizations.
4. Includes major exchange-traded banks headquartered nationwide. Excludes merger targets, mutuals and trust banks.

4

A Merger of Equals: Key Transaction Terms • Merger of Equals • First Midwest merges into Old National • 100% stock consideration • Mike Scudder, Executive Chairman • Jim Ryan, Chief Executive Officer • Executive team based on a balanced mix of both teams • 16 members: − 8 Old National − 8 First Midwest • Becky Skillman to serve as Lead Independent Director • 56% Old National • 44% First Midwest • Evansville, IN • Chicago, IL • Significant executive leadership and operations maintained in both markets • Approval of ONB and FMBI shareholders • Customary regulatory approvals • Anticipated closing in late 2021 / early 2022 • Old National Bancorp • Old National Bank • Fixed exchange ratio • FMBI shareholders will receive 1.1336 shares of ONB for each FMBI share • Total value to FMBI shareholders of $21.60 per share, or ~$2.5 billion1 Merger Structure Ownership Consideration Name Executive Leadership Dual Headquarters Board of Directors Timing and Approval 5 1. Based on ONB’s closing stock price on 5/28/21 of $19.05.

Jim Ryan Chief Executive Officer Mike Scudder Executive Chairman Chady AlAhmar CEO of Wealth Management Balanced Board and Experienced Executive Leadership Select Executive Leadership Team Board of Directors 8 8 Select Members Select Members Experienced Board composition with balanced input Continued commitment to diversity, equity and inclusion and corporate social responsibility Jim Ryan Chief Executive Officer Mike Scudder Executive Chairman Becky Skillman Lead Independent Director 6 Brendon Falconer Chief Financial Officer Jim Sandgren CEO of Commercial Banking Kevin Geoghegan Chief Credit Officer Kendra Vanzo Chief Admin. Officer Strong Executive Team… …With Proven Leadership One Team, One Culture Mark Sander President and Chief Operating Officer Thomas Prame CEO of Community Banking Evansville Evansville Evansville Evansville Chicago Chicago Chicago Chicago Minneapolis

IL 42% IN 30% MN 12% WI 8% MI 5% KY + IA 3% 7 Complementary Footprints Connecting Key Midwestern States… Anchoring the Footprint in the Midwest… …With Enhanced Scale Deposits by State Top Midwest Banks by Assets Assets ($B) 1 U.S. Bancorp $553.4B 2 Fifth Third Bancorp $206.9B 3 KeyCorp $176.2B 4 Huntington + TCF $175.2B 5 Wintrust Financial Corp. $45.7B Old National + First Midwest $45.0B 6 UMB Financial Corp. $34.7B 7 Associated Banc-Corp $34.6B 8 Commerce Bancshares $33.3B 9 First National of Nebraska $24.8B 10 Old National Bancorp $23.7B 11 First Midwest Bancorp $21.2B Source: S&P Global Market Intelligence. Deposit data as of 6/30/20 and estimated pro forma for pending or recently completed transactions per S&P Global. $34.5B Building a First-Class Midwestern Commercial Bank Minnesota Iowa Wisconsin Illinois Kentucky Indiana Michigan Minneapolis / St. Paul Milwaukee Chicago Madison Grand Rapids Indianapolis Louisv ille Ev ansv ille Missouri St. Louis Lexington Quad Cities Ann Arbor (162 Branches) (108 Branches) (1 LPO) (1 LPO) Clev eland Ohio

…Operating in Dynamic Markets



Chicago, IL
($13.9B Dep. / #10 Rank)

- 9.4M — #1 MSA by pop. and GDP in the Midwest (#3 in USA by GDP)
- $709B (GDP) — 354k businesses in MSA



Indianapolis, IN
($1.4B Dep. / #13 Rank)

- 2.1M — 28M annual visitors from conferences and sporting events
- $145B (GDP) — 3 Fortune 500 companies



Grand Rapids, MI
($367M Dep. / #14 Rank)

- 1.1M — Top 10 emerging cities by Global Trade Magazine
- $63B (GDP) — $2B+ invested in downtown Grand Rapid's Medical Mile since 2000



Minneapolis, MN
($3.6B Dep. / #8 Rank)

- 3.7M — #1 Fortune 500 companies per capita
- $274B (GDP) — 50% faster projected pop. growth vs. national average



Milwaukee, WI
($1.3B Dep. / #9 Rank)

- 1.6M — #1 largest city in Wisconsin
- $107B (GDP) — #9 deposit market share rank



Madison, WI
($0.8B Dep. / #10 Rank)

- 819k — 50% of population under 30
- $52B (GDP) — #2 largest city in Wisconsin



St. Louis, MO
(1 Loan Production Office)

- 2.8M — #4 largest MSA in the Midwest
- $173B (GDP) — 8 Fortune 500 companies



Louisville, KY
($302M Dep. / #16 Rank)

- 1.3M — #1 largest city in Kentucky
- $74B (GDP) — >16M annual visitors from conferences or events



Evansville, IN
($3.0B Dep. / #1 Rank)

- 315k — #3 largest city in Indiana
- $19B (GDP) — #1 deposit market share rank

OLD NATIONAL BANCORP | First Midwest Bancorp, Inc.

Source: S&P Global Market Intelligence, Bureau of Labor Statistics, Indianapolis Chamber of Commerce, Madison Chamber of Commerce, Louisville Visitor Center and Grand Rapids Office of Tourism.
Note: Deposit data pro forma for pending acquisitions; data as of 6/30/20.

8

Strong corporate banking platform Expertise in specialized industry niches, such as healthcare Leasing and structured lending capabilities Established and growing RIA platform Local expertise within key Midwestern markets Speed to market with local credit decisioning Strong SBA, mortgage and treasury management capabilities Geographic mix of vibrant Midwest markets Old National Advantages Relationship Focused Bank Positioned to Compete with Money Center and Super-Regionals First Midwest Advantages Broader footprint, larger balance sheet Deeper bench and talent development Increased product breadth and capability to serve larger clients and selectively increase hold positions Strong, low-cost core-funded deposit base More robust capital markets platform Enhanced opportunity to grow treasury management #7 largest wealth management platform in the country among banks <$100B in assets1 Robust and efficient mortgage banking platform Together 9 1. Ranked by gross revenue from fiduciary activities for the year ended 12/31/20. Includes U.S.-headquartered depositories with MRQ assets less than $100 billion. Excludes merger targets, MOE participants, trust companies and subsidiaries of foreign organizations.

Commercial 20% CRE-OO 12% Non-OO CRE 31% Residential RE 16% Home Equity 4% Other Consumer 7% PPP 8% Other 2% Non-IB Demand 36% IB-Trans. 22% Money Market & Savings 33% Time 9% 10 Complementary Business & Product Mix Non-IB Demand 37% IB-Trans. 17% Money Market & Savings 34% Time 12% Non-IB Demand 34% IB-Trans. 28% Money Market & Savings 32% Time 6% $17.8B Q1 ‘21 Cost: 0.07% Loans HFI / Deposits: 78% Q1 ‘21 Cost: 0.08% Loans HFI / Deposits: 91% Deposit Composition $16.6B $34.5B Q1 ‘21 Cost: 0.08% Loans HFI / Deposits: 84% Source: S&P Global Market Intelligence. Financial data as of 3/31/21. Excludes any purchase accounting adjustments. Loan HFI Composition Commercial 30% CRE-OO 9% Non-OO CRE 23% Residential RE 21% Home Equity 5% Other Consumer 3% PPP 7% Other 2% Commercial 25% CRE-OO 10% Non-OO CRE 26% Residential RE 19% Home Equity 5% Other Consumer 5% PPP 8% Other 2% $13.9B Q1 ‘21 Yield: 3.68% Q1 ‘21 Yield: 3.63% $15.2B $29.1B Q1 ‘21 Yield: 3.65% Old National First Midwest Pro Forma 73% Commercial 71% Commercial 72% Commercial

0.16% 0.17% 0.19% 0.32% 0.48% 0.18% 0.07% 0.12% 0.11% 0.15% 0.33% 0.60% 0.25% 0.08% 0.21% 0.23% 0.32% 0.55% 0.81% 0.40% 0.17% 2015 2016 2017 2018 2019 2020 Q1 '21 ONB FMBI $30B - $60B Asset Banks 11 Outstanding, Best-in-Class Core Deposit Bases 0.17% 0.08% Pro Forma Median Source: S&P Global Market Intelligence. Peers include major exchange traded banks headquartered nationwide with assets between $30 and $60 billion. Excludes merger targets and MOE participants. 1. Defined as total deposits less time deposits >=$100k. 2. Deposit beta defined as the change in the cost of interest-bearing deposits divided by the change in the Fed Funds rate. Q4 ’16 – Q4 ’18 Deposit Beta2 18.3% 27.0% 44.0% ONB FMBI $30B - $60B Asset Banks 95% core funded1 Well-positioned for rising rates Combination of two low-cost deposit bases provides funding for future growth Excess liquidity with 84% loan HFI / deposit ratio Cost of Deposits (%) Q1 ‘21 Cost of Deposits (%)

Well-Diversified Revenue Streams

$33 billion[1] in assets under management with $87 million in wealth management revenue in 2020

Further diversifies combined revenue streams

Fee income mix well-positioned across all economic backdrops

Expanded opportunities for cross-sell and new product lines

Pro Forma Operating Revenue[2]

Pro Forma Non-Interest Income[2]



FTE Net Interest Income 76%
Noninterest Income 24%
$1.6B
~$400M
Mortgage Banking 22%
Capital Markets Income 8%
Other Fee-based Income 3 8%
Other Income 4 10%
Wealth Management 23%
Service Charges 20%
Debt / ATM Fees 9%

Pro forma 7th largest wealth management platform among banks <$100B[5]

Source: S&P Global Market Intelligence and Company filings.
1. As of 3/31/21.
2. For the year ended 12/31/20. Excludes securities gains and swap costs.
3. Includes investment product fees, and other service charges, commissions and fees.
4. Includes BOLI income, merchant processing fees, insurance premiums/incentives, safe deposit box rentals, miscellaneous recoveries and gains on the sales of various assets.
5. Ranked by gross revenue from fiduciary activities for the year ended 12/31/20. Includes U.S.-headquartered depositories with MRQ assets less than $100 billion. Excludes merger targets, MOE participants, trust companies and subsidiaries of foreign organizations.

OLD NATIONAL BANCORP | First Midwest Bancorp, Inc.
12

Wealth Management Insights 13 Partnership Will Accelerate Technology Goals Best-of-Breed Technology Leverage Scale Create capacity for incremental technology investments Drive out costs by leveraging size and bargaining power Gain efficiencies through automation by enabling faster and smarter ways of doing business Exceed Customer Expectations Strengthen digital channels and transform products and services through innovation and advanced technology Enable new partnerships with Fintechs and technology leaders Transform the combined technology platforms, selecting the best providers Leverage the best talent between organizations Combination of existing technology roadmaps of both parties enhances capabilities to deliver unparalleled client service CRM Commercial Loan Origination Digital Experience Data Analytics / Customer 360 Payments

Thorough and Collaborative Due Diligence Process

	Old National		First Midwest	
By The Numbers	**50+** ONB internal participants	**~50** External participants, including consultants and advisors	**50+** FMBI internal participants	**~50** External participants, including consultants and advisors
	80% FMBI commercial loans reviewed	**100%** FMBI consumer loans reviewed / modeled	**80%** ONB commercial loans reviewed	**100%** ONB consumer loans reviewed / modeled

Disciplined & Experienced With M&A

- Both Old National and First Midwest management and employees have significant acquisition and integration experience
  - Combined management team has successfully completed and integrated 17 bank M&A transactions over the last 10 years
- Integration process will evaluate and reflect best practices and people at each bank

Thorough Due Diligence Process

- Comprehensive process led by Old National and First Midwest senior leadership teams
  - Significant alignment in credit philosophy, approach and risk appetite
  - Strong risk and compliance culture throughout each organization
- Collaborative, detailed review of both companies' cost structure and expected synergies
- Extensive credit due diligence performed by both companies, including thorough loan file review to assess risk appetite, underwriting practices, loan administration and risk rating accuracy

Diligence Focus Areas

Credit	Technology and Operations
Consumer / Digital Banking and Mortgage	Balance Sheet, Liquidity and Capital
Enterprise Risk Management	Finance, Tax and Accounting
Vendor Risk Management	Commercial and Treasury Management
Internal Audit and Legal	CECL and Stress Testing
Human Resources	Wealth Management
Marketing and Communications	Regulatory and Compliance

OLD NATIONAL BANCORP | First Midwest Bancorp, Inc.
14

Key Financial Assumptions

Earnings	Projections based on Wall Street consensus net income estimates[1]
Expense Synergies	Identified ~$109 million of full run-rate savings, representing 11% of combined noninterest expense Realized 75% in 2022E and 100% thereafter
Revenue Synergies	Expected but not included
One-Time Merger Costs	One-time pre-tax merger expenses of $181 million Fully-realized in pro forma tangible book value estimate at closing
Loan Fair Value Estimates	Total gross credit mark of $243 million pre-tax, or ~1.6% of FMBI's gross loan portfolio and 1.0x FMBI's ACL[2] $97 million (40%) of the total mark allocated to purchase credit deteriorated (PCD) loans, recorded into ACL $146 million (60%) of the total mark allocated to non-PCD loans, recorded as a net of loan discount Accreted into earnings over 4 years using sum-of-the-years digits Non-PCD CECL reserve of $146 million established day-2 through provision expense[2] Represents CECL "double count" – included in pro forma tangible book value at closing Positive loan interest rate mark of $55 million pre-tax, amortized over 4 years using sum-of-the-years digits
Intangibles	Core deposit intangible of $73 million, or 0.50% of non-time deposits, amortized sum-of-years digits over 10 years Customer relationship intangible of $58 million, amortized sum-of-years digits over 13 years
Other Fair Value Estimates	$81 million after-tax write-up (write-down to equity) of time deposits, borrowings and preferred equity $9 million after-tax write-up of AFS securities (write-up to equity) $11 million after-tax write-up of fixed assets and leases (write-up to equity)

1. See page 22 and 23 for additional information regarding Old National and First Midwest's utilization of projections based on Wall Street consensus estimates.
2. Credit mark calculated as of 3/31/21 and is expected to approximate FMBI's ACL at closing of approximately $219M per Wall Street consensus estimates.

OLD NATIONAL BANCORP | First Midwest Bancorp, Inc.
15

Attractive Scale, Profitability & Shareholder Value Creation

Market Cap	Gross Loans	Deposits	AUM
$6.5B[1]	**$29B**	**$34B**	**$33B**

- **22%**[2] — EPS Accretion To ONB
- **35%**[2] — EPS Accretion To FMBI
- **3.2 Yrs**[3] — Crossover TBVPS Earnback
- **~15%**[4] **ROATCE** — Top Quartile Profitability
- **~10.5% CET1** — Robust Capital
- **~$920M**[5] — NPV of Synergies

Financial data as of 3/31/21. Excludes any purchase accounting adjustments.

1. Combined market cap includes NPV of cost synergies. Market data as of 5/28/21.
2. Based on 2022 consensus net income estimates for both companies, excluding share buybacks. Assumes fully realized cost savings during 2022 and excluding restructuring charges for illustrative purposes.
3. Calculated on when pro forma tangible book value per share crosses over and begins to exceed projected standalone ONB tangible book value per share. Fully inclusive of merger expenses and CECL "double count."
4. Pro forma financial metrics at close assume consensus average estimates per FactSet for each company and other purchase accounting adjustments further outlined in the presentation.
5. Value of net synergies based on annual after-tax cost synergies capitalized assuming a 13.0x P/E multiple less after-tax one-time merger expenses.

OLD NATIONAL BANCORP | First Midwest Bancorp, Inc.
16

17 A Premier Regional Bank…With Community Bank DNA • 25+ consecutive years Outstanding CRA rating • $5.0 million invested in our communities through contributions, sponsorships and foundation commitments • $452 million in CRA-eligible loan originations to small businesses/farms and investments • Provided $265 million in CRA-eligible community development loans supporting affordable housing and economic development • Substantial volunteer hours (including non-profit board service) over sustained period of time • 8,000 individuals impacted through financial literacy education programs1 Each Bank Has A Strong Dedication to its Communities – 2020 Highlights: Highlights Accolades • $6.8 million invested in our communities through sponsorships and foundation grants • Provided $576 million in CRA-eligible loan originations to small businesses and small farms • Provided $306 million in CRA-eligible community development loans supporting affordable housing & economic development • Over 29,000 hours of volunteer time • More than 1 million volunteer hours since 2005 • Nearly 5,000 individuals impacted through financial literacy education programs 1. For the year ended 12/31/19.

Old National + First Midwest: Benefitting All Constituents Clients Communities Associates .. Greater capabilities and expanded product suite .. Greater scale drives technology investment and progress .. Larger wealth platform increasing capabilities for our clients .. Greater lending limits .. Leverage existing infrastructure to drive better customer experience .. Continued commitment to diversity, equity and inclusion across the combined footprint .. ESG considerations to remain key underpinning of all policies, procedures and principles .. Stewards of our communities via volunteerism, philanthropy and encouragement of economic and social momentum .. Limited overlap minimizes disruption to the communities we serve .. Strong cultural alignment .. Shared beliefs and company missions .. Balanced leadership composition will be inclusive of each team .. Emphasis on continuing associate development and career mobility .. Transparent corporate governance and ethical business practices .. Strengthens ability to recruit and retain top- tier talent 18 Shareholders .. Significant earnings accretion .. Unlocks significant franchise value via scale and improved efficiencies .. Benefits of synergies accrue to both sets of shareholders .. Potential revenue opportunities .. Positions the pro forma company as the Midwest’s leading financial services provider Creates a community bank with the scale to compete with money center and super-regional banks

19 Appendix

20 Top Pro Forma Geographies Pro Forma – Top States1 Pro Forma – Top 10 MSAs1 No. Top States Pro Forma Rank Branches Dep. in Mkt. ($M) Deposit Share (%) % of Franchise 1 Illinois 11 92 $13,569 2.2% 42.1% 2 Indiana2 4 90 $9,663 6.0% 30.0% 3 Minnesota3 8 31 $3,777 1.4% 11.7% 4 Wisconsin 9 24 $2,503 1.4% 7.8% 5 Michigan 17 19 $1,603 0.6% 5.0% 6 Kentucky 21 12 $990 1.0% 3.1% Total (inc. Iowa) 270 $32,211 No. Top MSAs Pro Forma Rank Branches Dep. in Mkt. ($M) Deposit Share (%) 1 Chicago, IL 10 94 $13,931 2.7% 2 Minneapolis-St. Paul, MN3 8 28 $3,585 1.7% 3 Evansville, IN2 1 13 $3,023 38.3% 4 Indianapolis, IN 13 20 $1,399 2.1% 5 Milwaukee, WI 9 7 $1,299 1.7% 6 Madison, WI 10 11 $819 3.7% 7 Bloomington, IN 2 5 $774 24.4% 8 Terre Haute, IN 2 5 $439 13.5% 9 Jasper, IN 2 5 $383 19.7% 10 Fort Wayne, IN 8 4 $381 4.9% Top 10 MSAs Total 192 $26,031 Source: S&P Global Market Intelligence. Includes banks, savings banks and thrifts only. 1. Deposit data as of 6/30/20 and is estimated pro forma for pending or recently completed transactions per S&P Global. 2. Branch count excludes 3 “Mobile Limited” (zero deposit) facilities in Evansville. 3. Branch count excludes 1 “Administrative” (zero deposit) facility in Saint Louis Park.

A Bigger Player in the Fragmented Chicago Market

Chicago MSA Historical Deposit Market Share

2010

Rank	Institution	Total Assets ($B)	Dep. Share (%)	Dep. In Chicago ($B)	% of Franchise (%)
1	JPMorgan Chase & Co.	$2,118	17.3%	$49	5%
2	Bank of America Corp.	$2,265	11.2%	$32	3%
3	Bank of Montreal	$412	9.4%	$27	11%
4	The PNC Financial Services Group Inc.	$264	4.6%	$13	7%
5	Northern Trust Corp.	$84	4.5%	$13	20%
6	Wintrust Financial Corp.	$14	3.6%	$10	95%
7	Citigroup Inc.	$1,914	3.5%	$10	1%
~~8~~	~~PrivateBancorp Inc.~~	~~$12~~	~~3.2%~~	~~$9~~	~~86%~~
9	Fifth Third Bancorp	$111	3.1%	$9	11%
~~10~~	~~MB Financial Inc.~~	~~$10~~	~~3.0%~~	~~$8~~	~~100%~~
11	U.S. Bancorp	$308	2.1%	$6	3%
~~12~~	~~NatWest Group PLC~~	~~$2,276~~	~~2.0%~~	~~$6~~	~~1%~~
13	**First Midwest Bancorp Inc.**	**$8**	**2.0%**	**$6**	**85%**
~~14~~	~~FirstMerit Corp.~~	~~$14~~	~~1.3%~~	~~$4~~	~~32%~~
~~15~~	~~TCF Financial Corp.~~	~~$18~~	~~1.2%~~	~~$3~~	~~29%~~
16	Wells Fargo & Co.	$1,258	1.1%	$3	0%
~~17~~	~~Taylor Capital Group Inc.~~	~~$4~~	~~1.1%~~	~~$3~~	~~100%~~
18	Byline Bancorp Inc.	$3	0.9%	$3	100%
~~19~~	~~American Chartered Bancorp Inc.~~	~~$2~~	~~0.8%~~	~~$2~~	~~100%~~
20	First American Bank Corp.	$3	0.8%	$2	98%

2015

Rank	Institution	Total Assets ($B)	Dep. Share (%)	Dep. In Chicago ($B)	% of Franchise (%)
1	JPMorgan Chase & Co.	$2,352	22.8%	$97	7%
2	Bank of Montreal	$491	12.4%	$88	15%
3	Bank of America Corp.	$2,145	10.8%	$42	3%
4	Northern Trust Corp.	$117	8.3%	$32	33%
5	Wintrust Financial Corp.	$23	4.2%	$16	87%
6	Fifth Third Bancorp	$141	3.9%	$15	14%
7	The PNC Financial Services Group Inc.	$358	3.1%	$12	5%
~~8~~	~~PrivateBancorp Inc.~~	~~$17~~	~~3.1%~~	~~$12~~	~~83%~~
9	Citigroup Inc.	$1,731	3.1%	$12	1%
10	U.S. Bancorp	$422	2.9%	$11	4%
~~11~~	~~MB Financial Inc.~~	~~$16~~	~~2.8%~~	~~$11~~	~~94%~~
12	**First Midwest Bancorp Inc.**	**$10**	**2.0%**	**$8**	**94%**
13	Wells Fargo & Co.	$1,788	1.6%	$6	0%
~~14~~	~~TCF Financial Corp.~~	~~$21~~	~~1.5%~~	~~$6~~	~~34%~~
15	Associated Banc-Corp	$28	0.9%	$4	17%
~~16~~	~~FirstMerit Corp.~~	~~$26~~	~~0.7%~~	~~$3~~	~~13%~~
~~17~~	~~American Chartered Bancorp Inc.~~	~~$3~~	~~0.6%~~	~~$3~~	~~96%~~
18	Byline Bancorp Inc.	$2	0.6%	$2	100%
19	First Bancshares Inc.	$3	0.6%	$2	89%
~~20~~	~~Standard Bancshares Inc.~~	~~$2~~	~~0.6%~~	~~$2~~	~~99%~~

Today

Rank	Institution	Total Assets ($B)	Dep. Share (%)	Dep. In Chicago ($B)	% of Franchise (%)
1	JPMorgan Chase & Co.	$3,689	21.6%	$112	6%
2	Bank of Montreal	$761	16.2%	$84	19%
3	Bank of America Corp.	$2,970	9.0%	$46	3%
4	Northern Trust Corp.	$164	6.7%	$34	28%
5	Wintrust Financial Corp.	$46	6.5%	$34	95%
6	Fifth Third Bancorp	$207	5.6%	$29	19%
7	Canadian Imperial Bank of Commerce	$612	5.3%	$27	7%
8	The PNC Financial Services Group Inc.	$578	3.2%	$16	4%
9	Citigroup Inc.	$2,314	3.0%	$15	1%
10	**ONB + FMBI**	**$45**	**2.7%**	**$14**	**43%**
11	U.S. Bancorp	$553	2.5%	$13	3%
12	Huntington Bancshares Inc.[1]	$175	2.0%	$10	8%
13	Wells Fargo & Co.	$1,960	1.7%	$9	1%
14	Byline Bancorp Inc.	$7	1.0%	$5	99%
15	Associated Banc-Corp	$35	0.7%	$4	14%
16	First American Bank Corp.	$6	0.7%	$4	86%
17	First Bancshares Inc.	$6	0.7%	$4	83%
18	Old Second Bancorp Inc.	$3	0.5%	$2	99%
19	West Suburban Bancorp Inc.	$3	0.5%	$2	100%
20	First Busey Corp.[1]	$12	0.4%	$2	22%

Source: S&P Global Market Intelligence. "Today" deposit data as of 6/30/20 and estimated pro forma for pending or recently completed transactions per S&P Global. Reflects retail deposits per S&P Global. Total asset figures as of year-end for 2010 and 2015 and 3/31/21 for "Today".

1. Estimated pro forma for pending acquisition.

OLD NATIONAL BANCORP | First Midwest Bancorp, Inc. 21

Pro Forma Earnings Per Share Reconciliation

	$M
Old National 2022 net income consensus mean estimate[1]	$229
First Midwest 2022 net income consensus mean estimate[1]	$162
After-tax transaction adjustments	
Fully phased-in cost savings[2]	$82
Cost of financing	(1)
Add-back of First Midwest standalone intangible amortization expense	8
Core deposit intangible amortization[3]	(10)
Customer relationship intangible amortization[4]	(6)
Fair market value adjustments amortization[5]	(4)
Non-Purchase Credit Deteriorated loan credit mark accretion under CECL[6]	39
Pro Forma 2022 Old National net income	$499
Old National weighted average diluted shares outstanding	166
Shares issued to First Midwest	130
Pro forma weighted average shares outstanding	296
Old National 2022 standalone EPS[7]	$1.38
First Midwest 2022 standalone EPS[7]	$1.42
Old National 2022 pro forma EPS	**$1.68**
$ EPS accretion to Old National	**$0.30**
% EPS accretion to Old National	**22.1%**
Pro forma 2022 EPS	$1.68
(x) Fixed exchange ratio	1.1336x
Pro forma 2022 EPS attributable to First Midwest	$1.91
$ EPS accretion to First Midwest	**$0.49**
% EPS accretion to First Midwest	**34.5%**

1. During mutual due diligence and utilized in the fairness opinions, Old National provided 2022 Net Income and Earnings Per Share of $242 million and $1.46, respectively. First Midwest provided 2022 Net Income and Earnings Per Share of $206 million and $1.81, respectively. First Midwest further provided prospective 2022 Adjusted Net Income and Adjusted Earnings Per Share, reflecting normalized provisions for credit losses, of $177 million and $1.55, respectively. These forecasts are not necessarily predictive of actual future results. See disclaimer on page 2.
2. $109 million in pre-tax cost savings on a fully synergized basis.
3. Core deposit intangible equal to 0.50% of FMBI's non-time deposits, amortized over 10 years using sum-of-years digits.
4. Customer relationship intangible equal to 0.41% of FMBI's assets under management, amortized over 13 years using sum-of-years digits.
5. Estimated fair value marks accreted/amortized back through earnings based on the estimated expected lives of individual assets and liabilities.
6. Non-Purchase Credit Deteriorated credit mark is accreted into earnings over 4 years using sum-of-years digits.
7. Excludes share buybacks for illustrative purposes.

OLD NATIONAL BANCORP | First Midwest Bancorp, Inc.
22

Purchase Accounting Summary

	$M	Millions of Basic Shares	$ per share
Old National tangible book value as of March 31, 2021[1]	$1,900	166	$11.47
(+) Three quarters of consensus earnings prior to close[2]	193		
(-) Three quarters of consensus common dividends	(70)		
(+) Amortization of existing intangibles	8		
Standalone Old National tangible book value at close	$2,031	166	$12.26
Pro forma			
Standalone Old National tangible book value at close	$2,031	166	$12.26
(+) Merger consideration	2,484	130	
(-) Goodwill and intangibles created[3]	(939)		
(-) After-tax restructuring expenses	(144)		
Pro forma Old National tangible book value at close	$3,432	296	$11.59
(-) Day 2 CECL Non-Purchase Credit Deteriorated reserve[4]	(98)		
Pro forma Old National tangible book value	$3,333	296	$11.26
$ dilution to Old National			**($1.00)**
% dilution to Old National			**(8.2%)**
Tangible book value per share earnback (crossover)			**3.2 Yrs**

	$M
Merger consideration to common	$2,484
Standalone First Midwest tangible book value at close	$1,583
(-) Net impact of fair value adjustments after-tax	(20)
(+) Elimination of DTL on intangibles at close	15
Adjusted tangible book value at close	$1,578
Excess over adjusted tangible book value	$906
(-) Core deposit intangible created	(73)
(+) DTL on CDI	18
(-) Customer relationship intangible created	(58)
(+) DTL on CRI	15
Goodwill created	$807
Goodwill and intangibles created[3]	**$939**

Note: Pro forma metrics projected to closing based on financial data as of March 31, 2021; Market data as of 5/28/21.

1. Old National tangible book value equal to common shareholders equity less goodwill and other intangible assets. See page 25 for reconciliation to GAAP Financial measures.
2. During mutual due diligence and utilized in the fairness opinions, Old National provided 2021 Net Income and Earnings Per Share of $271 million and $1.63, respectively. First Midwest provided 2021 Net Income and Earnings Per Share of $170 million and $1.51, respectively. These forecasts are not necessarily predictive of actual future results. See disclaimer on page 2.
3. Based on assumptions as of announcement date; Subject to change at transaction closing.
4. Credit mark calculated as of 3/31/21 and is expected to approximate FMBI's ACL at closing of approximately $219M per Wall Street consensus estimates.

OLD NATIONAL BANCORP | First Midwest Bancorp, Inc.

23

Capital & Reserve Coverage – Holding Company Source: S&P Global Market Intelligence. Note: Pro forma metrics based on assumptions as of announcement date; Subject to change at transaction closing. 1. See page 25 for reconciliation to GAAP Financial measures. CET1 Ratio (%) TCE / TA (%)1 Tier 1 Ratio (%) Total RBC Ratio (%) ALL / Loans HFI (%) 12.0% 10.2% 10.5% ONB FMBI Pro Forma at Close 3/31/21 8.4% 7.4% 7.9% ONB FMBI Pro Forma at Close 3/31/21 12.0% 11.7% 11.3% ONB FMBI Pro Forma at Close 3/31/21 12.8% 14.3% 12.7% ONB FMBI Pro Forma at Close 3/31/21 0.82% 1.55% 1.17% ONB FMBI Pro Forma at Close 3/31/21 ALL + Credit Mark 1.94% 24

Reconciliations to GAAP Financial Measures Note: Financial data as of 3/31/21. 25 ($ in thousands, except per share data) ONB FMBI Tangible Common Equity: Common Shareholders' Equity (GAAP) $2,979,447 $2,422,815 A Less: Goodwill (GAAP) 1,036,994 861,414 B Less: Other Intangibles (GAAP) 42,939 67,560 C Tangible Common Shareholders' Equity (Non-GAAP) $1,899,514 $1,493,841 D = A - B - C Tangible Assets: Total Assets (GAAP) $23,744,451 $21,208,591 E Less: Goodwill (GAAP) 1,036,994 861,414 B Less: Other Intangibles (GAAP) 42,939 67,560 C Tangible Assets (Non-GAAP) $22,664,518 $20,279,617 F = E - B - C Tangible Common Equity / Tangible Assets (Non-GAAP) 8.4% 7.4% G = D / F Tangible Book Value Per Share: Tangible Common Shareholders' Equity (Non-GAAP) $1,899,514 $1,493,841 D 3/31/21 Common Shares Outstanding 165,676 114,196 H Tangible Book Value Per Share (Non-GAAP) $11.47 $13.08 I = D / H